M.H.

CW



AH 12-16-2003

SE 03052897 S COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING DEC 11 2003 WASH, D.C. 155 SECTION

SEC FILE NUMBER
8- 15521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gerson, Horowitz,Green Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Seventh Avenue, Suite 301
(No. and Street)

New York (City) NY (State) 10106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Horowitz 212-541-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur M. Henle
(Name – *if individual, state last, first, middle name*)

14 Wendover Road, Eastchester, NY 10709
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/12/18

OATH OR AFFIRMATION

I, Albert Horowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gerson,Horowitz,Green Securities Corp, as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

DAWN BORRELLI
Notary Public, State of New York
No. 01BO6045239
Qualified in Nassau County
Commission Expires July 24, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIFICATE

We have examined the Report of Financial Condition of GERSON, HOROWITZ, GREEN SECURITIES CORP., 888 Seventh Avenue, New York 10106 as of September 30,2003. Our examination was made in accordance with generally accepted auditing standards and included a review of the accounting systems, system of internal accounting control, and procedures for safeguarding customers securities and also included such other auditing procedures as we considered necessary in the circumstances. The audit requirements of the Securities and Exchange Commission were observed in the conduct of the audit.

In our opinion, the report appended hereto, presents fairly the financial position of GERSON, HOROWITZ, GREEN SECURITIES CORP. as at September 30, 2003 in conformity with generally accepted accounting principles applies on a consistent basis.

Henle & Padob

CERTIFIED PUBLIC ACCOUNTANTS

By: Certified Public Accountant

Dated: November 25, 2003

HENLE & PADOB
14 WENDOVER ROAD
EASTCHESTER, NY 10709

November 25, 2003

Gerson, Horowitz, Green Securities Corp.
888 Seventh Avenue
New York, NY 10106

Gentlemen:

In accordance with your request, we have examined your books, records and accounts for the period beginning October 1, 2002 and ended September 30, 2003 and the Report of Financial Condition as of September 30, 2003, which is annexed hereto.

Our examination was made in accordance with generally accepted auditing standards and accordingly, included such tests of the accounting records and other auditing procedures, as we considered necessary in the circumstances. The financial position presented is in conformity with generally accepted accounting principles applied on a basis consistent with the previous year.

The scope of our audit included the following procedures:

1. We compared the ledger accounts with the trial balance obtained from the general and subsidiary ledgers and proved the aggregate of subsidiary ledgers with their respective controlling accounts.
2. Balances shown by the bank statements were reconciled as of October 31, 2002 November 30, 2002, December 31, 2002, January 31, 2003, February 28, 2003, March 31, 2003, April 30, 2003, May 31, 2003, June 30, 2003, July 31, 2003, August 31, 2003, and September 30, 2003. We obtained cut-off statements from the Chemical Bank as of September 30, 2003 and October 31, 2003,which further substantiated the bank reconciliation as of September 30, 2003.

3. Confirmation requests were mailed to a sampling of customers who had sizeable dealings within one year of September 30, 2003. The replies received verified the accuracy of such balances and transactions.

4. We obtained a written statement from an officer that there were no assets, liabilities or accountabilities, contingent or otherwise, not recorded on the books of the respondent and that the books of respondent reflect all required matters.

5. We verified the computation of the ratio of aggregate indebtedness to net capital as September 30, 2003 and reviewed the procedures followed in making the periodic computations required under the provisions of Rule 17A-3 (a) (11).

6. We made tests of the client's internal control procedures and found these procedures were adequate in terms of handling of funds and safeguarding of client securities.

7. There were no material differences between the unaudited and audited computations of net capital and/ or the 15C3-3 reserve requirements.

8. There were no material inadequacies in the accounting systems, internal accounting control and/or procedures for safeguarding customer securities.

Very truly yours,

Henle & Padob

By: Certified Public Accountant

AHM:et
Encl.

HENLE & PADOB
14 WENDOVER ROAD
EASTCHESTER, NY 10709

November 25, 2003

Gerson, Horowitz, Green Securities Corp.
888 Seventh Avenue
New York, NY 10106

Gentlemen:

This letter is to confirm the arrangements we discussed in connection wit our firms being retained as the independent certified public accountants for Gerson, Horowitz, Green Securities Corp.

We will examine the Company's balance sheet as of September 30, 2003 and the related statements of income and retained earnings, and cash flows for the period then ended, for the purpose of expressing an opinion on them. Our examination will be made in accordance with generally accepted auditing standards and, accordingly, will include such tests of accounting records and such other auditing procedures, as we consider necessary in the circumstances.

It is not contemplated that we shall make a detailed examination of all transactions, or that we shall necessarily discover fraud or defalcations, should any exist. We shall however, inform you promptly of findings that appear to be unusual of abnormal.

If any extraordinary matter come to our attention during the engagement and an extension of our services appears to be required, we will consult with you about extending our services.

Your accounting department personnel will assist us to the extent practicable in the completion of our engagement, they will provide us with detailed trial balances and supporting schedules we deem necessary. A list of such schedules will be furnished you shortly after the commencement of our engagement.

Our services will also include our availability to assist you either in person or by means of telephone conference, with accounting, business or tax problems and planning.

Our fee for these services will be based on our standard per diem rate. Invoices will be rendered at the conclusion of the work are payable upon presentation.

We appreciate the confidence you have placed in us by engaging us as your independent certified public accountants.

If this letter correctly expresses your understanding, please sign the enclosed copy and return it to us.

Very truly yours,

Henle & Padob

ARTHUR M. HENLE

ACCEPTED:

BY ____________________

Date ____________________

GERSON HOROWITZ GREEN SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2003

Cash Funds – Sept. 30 2003		$ 39,266
Cash Funds – Sept. 30 2002		43,585
(Decrease) in cash		(4,319)
Sources of Cash-Operating Activities		
Net Income for period (Loss)	(14,521)	
Decrease in interest receivable	991	
Decrease in misc Assets	2,411	
Increase in accrued liabilities	1,413	
Net uses of cash		(9,706)
Sources of Cash - Investment Activity		
Increase in investment portfolio		5,387
Net (Decrease) in cash		$ (4,319)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Gerson,Horowitz,Green Securities Corp [13]

SEC FILE NO.: 8-15521 [14]

FIRM I.D. NO.: 2233 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

888 Seventh Avenue, Suite 301 [20]
(No. and Street)

New York [21] NY [22] 10106 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/02 [24]

AND ENDING (MM/DD/YY): 09/30/03 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Horowitz [30]

(Area Code) — Telephone No.

212-541-8800 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________ 20 ____

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Arthur M. Henle [70]

ADDRESS

14 Wendover Road [71]	Eatchester [72]	NY [73]	10709 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
Gerson, Horowitz, Green Securities Corp

N 2 | 2 2 3 3 | 100

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) September 30, 2003 [99]
SEC FILE NO. 8-15521 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 39266	200			$ 39266	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Candaian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations	11442	400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER GErson,Horowitz Green Securities Corp — as of 9/30/03

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable	Non-Allowable	Total
E. Stocks and warrants		$ 109920 [410]		
F. Options		[420]		
G. Arbitrage		[422]		
H. Other securities		[424]		
I. Sport commodities		[430]		$ 121362 [850]
8. Securities owned not readily marketable:				
A. At Cost	$ 11100 [130]	11100 [440]	$ [610]	11100 [860]
9. Other investments not readily marketable:				
A. At Cost	$ [140]			
B. At estimated fair value		[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
A. Exempted securities	$ [150]			
B. Other	$ [160]	[460]	[630]	[880]
11. Secured demand notes-market value of collateral:				
A. Exempted securities	$ [170]			
B. Other	$ [180]	[470]	[640]	[890]
12. Memberships in exchanges:				
A. Owned, at market value	$ [190]			
B. Owned at cost			[650]	
C. Contributed for use of company, at market value			[660]	[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670]	[910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		[490]	[680]	[920]
15. Other Assets:				
A. Dividends and interest receivable		106 [500]	[690]	
B. Free shipments		[510]	[700]	
C. Loans and advances		[520]	20520 [710]	
D. Miscellaneous		[530]	[720]	20626 [930]
16. TOTAL ASSETS		$ 171834 [540]	$ 20520 [740]	$ 192354 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Gerson,Horowitz,Green Securities Corp — as of 9/30/03

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	$ [1250]	$ [1470]
18. Securities sold under repurchase agrement		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		21 [1510]
2. Other	16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts-including free credits of 15 $ [950]	[1120]		22 [1580]
B. Commodities accounts	17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	4261 [1170]		4261 [1640]
C. Income taxes payable	[1180]		23 [1650]
D. Deferred income taxes		20 [1370]	[1660]
E. Acrued expenses and other liabilities	[1190]		[1670]
F. Other	18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Gerson, Horowitz Green Securities Corp. — as of 9/30/03

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	25 [1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 24 $ [970]			
2. Includes equity subordination (15c3-1(d)) of ...... $ [980]			
B. Securities borowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	27 [1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of ...... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		26 [1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ 4261 [1760]

Ownership Equity			
27. Sole Proprietorship			$ [1770]
28. Partnership-limited partners	$ [1020]		$ [1780]
29. Corporation:			
A. Preferred stock			[1791]
B. Common stock			28 7500 [1792]
C. Additional paid-in capital			16763 [1793]
D. Retained earnings			163830 [1794]
E. Total			188093 [1795]
F. Less capital stock in treasury			( ) [1796]
30. TOTAL OWNERSHIP EQUITY			$ 188093 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 192354 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Gerson, Horowitz Green Securities Corp. — as of 9/30/03

COMPUTATION OF NET CAPITAL

Line	Description	Amount	Code	Total	Code
1.	Total ownership equity from Statement of Financial Conditon - Item 1800			$ 188093	3480
2.	Deduct Ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			188093	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 188093	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 20520	3540		
	1. Additional charges for customers' and non-customers' security accounts	$	3550		
	2. Additional charges for customers' and non-customers' commodity accounts		3560		
	B. Aged fail-to-deliver		3570		
	1. Number of items [3450]				
	C. Aged short security differences-less reserve of $ [3460] number of items [3470]		3580		
	D. Secured demand note deficiency		3590		
	E. Commodity futures contracts and spot commodities - proproetary capital charges		3600		
	F. Other deductions and/or charges		3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
	H. Total deductions and/or charges			(20520)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 167573	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities committments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
	2. U.S. and Canadian government obligations		3690		
	3. State and municipal government obligations	1256	3700		
	4. Corporate obligations	7119	3710		
	5. Stocks and warrants		3720		
	6. Options		3730		
	7. Arbitrage		3732		
	8. Other securities	3067	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(11442)	3740
10.	Net Capital			$ 156131	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Gerson,Horowotz Green Securities Corp. as of 9/30/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	190	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100000	3760
14. Excess net capital (line 10 less 13)	$	56131	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	35 $	155705	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	4261	3790
17. Add:					
A. Drafts for immediate credit	34 $	3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			$		3838
19. Total aggregate indebtedness			$	4261	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)			%	2.73	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)			%	2.73	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	36 $		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER: Gerson Horowitz Green Securities

For the period (MMDDYY) from 10/1/02 [3932] to 9/30/03 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Code	Amount	Code
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions				3938
d. All other securities commissions			306476	3939
e. Total securities commissions				3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading				3949
e. Total gains or (losses)				3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)	6761	4236		
c. Total realized and unrealized gains (loses)			6761	3952
4. Profits or (losses) from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares				3970
7. Fees for account supervision, investment advisory and administrative services				3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business				3985
11. Other revenue			8828	3995
12. Total revenue			$ 322065	4030

EXPENSES

Item		Code	Amount	Code
13. Registered representative's compensation			$	4110
14. Clerical and administrative employees' expenses				4040
15. Salaries and other employment costs for general partners, and voting stockholder officers			157795	4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)			58339	4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications			5754	4060
20. Occupancy and equipment costs				4080
21. Promotional costs				4150
22. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts				4170
24. Data processing costs (including service bureau service charges)				4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses				4195
27. Other expenses			114698	4100
28. Total expenses			$ 336586	4200

NET INCOME

Item		Code	Amount	Code
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			(14521)	4210
30. Provision for Federal income taxes (for parent only)				4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items			$ (14521)	4230

MONTHLY INCOME

Item		Code	Amount	Code
35. Income (current month only) before provision for Federal income taxes and extraordinary items			$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Gerson, Horowitz Green Securities Corp as of 9/30/03

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) ... 46 $ ______ [4340]
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B) ... ______ [4350]
3. Monies payable against customers' securities loaned (see Note C) ... ______ [4360]
4. Customers' securities failed to receive (see Note D) ... ______ [4370]
5. Credit balances in firm accounts which are attributable to principal sales to customers ... ______ [4380]
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days ... ______ [4390] N/A
7. **Market value of short security count differences over 30 calendar days old ... ______ [4400]
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days ... 47 ______ [4410]
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days ... ______ [4420]
10. Other (List) ... ______ [4425]
11. TOTAL CREDITS ... $ ______ [4430]

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3 ... $ ______ [4440]
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver ... ______ [4450]
14. Failed to deliver of customers' securities not older than 30 calendar days ... ______ [4460]
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F) ... ______ [4465]
16. Other (List) ... 48 ______ [4469]
17. **Aggregate debit items ... $ ______ [4470]
18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i) ... (______) [4471]
19. **TOTAL 14c3-3 DEBITS ... $ ______ [4472]

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) ... 49 $ ______ [4480]
21. Excess of total credits over total debits (line 11 less line 19) ... ______ [4490]
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits ... ______ [4500]
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period ... ______ [4510]
24. Amount of deposit (or withdrawal) including $ ______ [4515] value of qualified securities ... ______ [4520]
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ______ [4525] value of qualified securities ... $ ______ [4530]
26. Date of deposit (MMDDYY) ... ______ [4540]

FREQUENCY OF COMPUTATION

27. Daily 50 ______ [4332] Weekly ______ [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Gerson,Howoritz, Green Securities Corp — as of 9/30/03

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

			Code
A.	(k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B.	(k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	x	4560
C.	(k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335]		4570
D.	(k)(3) — Exempted by order of the Commission		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B .... $ [4586]
   A. Number of items .... [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ [4588]
   A. Number of items .... [4589]

OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes x [4584] No [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Gerson,Horowitz,Green Securities Corp as of 9/30/03

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS N/A

Item	Amount	Code
1. Net ledger balance:		
A. Cash		7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of an open option contracts purchased on a contract market		7032
B. Deduct: Market Value of an open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 5 and 4)		7060

FUNDS ON DEPOSIT IN SEGREGATION

Item	Amount	Code
7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' fund (at market)		7080
C. Securities held in particular customers or option customers in lieu of cash (at market)		7090
8. Margin on deposits with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' fund (at market)		7110
C. Securities held in particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation *total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Gerson,Horowitz Green Securities Corp — as of 9/30/03

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposal Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
		N/A				
54	4600	4601	4602	$ 4603	4604	4605
55	4610	4611	4612	4613	4614	4615
56	4620	4621	4622	4623	4624	4625
57	4630	4631	4632	4633	4634	4635
58	4640	4641	4642	4643	4644	4645
59	4650	4651	4652	4653	4654	4655
60	4660	4661	4662	4663	4664	4665
61	4670	4671	4672	4673	4674	4675
62	4680	4681	4682	4683	4684	4685
63	4690	4691	4692	4693	4694	4695

Total $ 64 4699*

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER Gerson, Horowitz,Green Securities Corp. as of 9/30/03

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Item		Code		Code
1. **Equity Capital**				
A. Partnership Capital:				
1. General Partners ▼65	$	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital:				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other) ▼66		4760		
4. Other (describe below)		4770		
2. **Subordinated Liabilities**				
A. Secured Demand Notes		4780		
B. Cash Subordinates		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. **Other Anticipated Withdrawals**				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans ▼67		4860		
C. Other (describe below)		4870		
Total			$	4880

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item		Code	Amount	Code
1. Balance, beginning of period			$ 202614	4240
A. Net income (loss)			(14521)	4250
B. Additions (includes non-conforming capital of	$	4263 ▼68		4260
C. Deductions (includes non-conforming capital of	$	4272		4270
2. Balance, end of period (From Item 1800)			$ 188093	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From Item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Gerson,Horowitz,Green Securities Corp — as of 9/30/03

FINANCIAL AND OPERATIONAL DATA

	Valuation	Number
1. Month end total number of stock record breaks unresolved over three business days		
A. breaks long	$ [4890]	[4900]
B. breaks short	$ [4910]	[4920]
2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one)	Yes [4930]	No [4940]
3. Personnel employed at end of reporting period:		
A. Income producing personnel		[4950]
B. Non-income producing personnel (all other)		[4960]
C. Total		[4970]
4. Actual number of tickets executed during current month of reporting period		[4980]
5. Nunber of corrected customer confirmations mailed after settlement date		[4990]

	No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6. Money differences	[5000]	$ [5010]	[5020]	$ [5030]
7. Security suspense accounts	[5040]	$ [5050]	[5060]	$ [5070]
8. Security difference accounts	[5080]	$ [5090]	[5100]	$ [5110]
9. Commodity suspense accounts	[5120]	$ [5130]	[5140]	$ [5150]
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days	[5160]	$ [5170]	[5180]	$ [5190]
11. Bank account reconcilliations — unresolved amounts over 30 calendar days	[5200]	$ [5210]	[5220]	$ [5230]
12. Open transfers over 40 calendar days, not confirmed ..	[5240]	$ [5250]	[5260]	$ [5270]
13. Transactions in reorganization accounts — over 60 calendar days	[5280]	$ [5290]	[5300]	$ [5310]
14. Total	[5320]	$ [5330]	[5340]	$ [5350]

	No. of Items	Leger Amount	Market Value
15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)	[5360]	$ [5361]	[5362]
16. Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities)	[5363]	$ [5364]	[5365]

17. Security concentrations (See instructions in Part I):	
A. Proprietary positions	$ [5370]
B. Customers' accounts under Rule 15c3-3	$ [5374]
18. Total of personal capital borrowings due within six months	$ [5378]
19. Maximum haircuts on underwriting commitments during the period	$ [5380]
20. Planned capital expenditures for business expansion during next six months	$ [5382]
21. Liabilities of other individuals or organizations guaranteed by respondent	$ [5384]
22. Lease and rentals payable within one year	$ [5386]
23. Aggregate lease and rental commitments payable for entire term of the lease	
A. Gross	$ [5388]
B. Net	$ [5390]

OMIT PENNIES

N/A